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                              September 16, 2021

       Isobel Jones
       Chief Legal Officer
       Sovos Brands, Inc.
       168 Centennial Parkway, Suite 200
       Louisville, CO 80027

                                                        Re: Sovos Brands, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed September 14,
2021
                                                            File No. 333-259110

       Dear Ms. Jones:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1/A Filed September 14, 2021

       Summary Historical Consolidated Financial and Other Data, page 18

   1.                                                   The header to footnote
(2) on pages 19 and 58 indicates that both dollars and shares are presented in thousands.
Please confirm that the number of shares in footnote (2) are presented in thousands,
or revise your disclosure to state that the amounts in footnote (2)
                                                        are presented in
thousands, except for shares and per share amounts.
   2. Please enhance your disclosure in footnote (3) on page 19 to clearly show how you are arriving at each as
adjusted amount presented in your consolidated balance sheet data.
                                                        You should also
disclose any significant estimates and/or assumptions used to arrive at each of these amounts.
 Isobel Jones
FirstName  LastNameIsobel  Jones
Sovos Brands,  Inc.
Comapany 16,
September  NameSovos
               2021    Brands, Inc.
September
Page 2     16, 2021 Page 2
FirstName LastName
Use of Proceeds, page 52

3. Please enhance your disclosure to quantify how the proceeds from the offering will be used in accordance with Item 504 of Regulation S-K. For example, disclose how much of the proceeds will be used to repay borrowings outstanding under your Credit Facilities and how much of the proceeds will be used for general corporate purposes. Capitalization, page 54

4. Please enhance your disclosure to clearly show how you are arriving at each as adjusted amount in the notes to your capitalization table. You should also disclose any significant estimates and/or assumptions used to arrive at each of these amounts. You may contact Jeff Gordon at (202) 551-3866 or Kevin Stertzel at (202)
551-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Asia Timmons-Pierce at (202) 551-3754 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing
cc:      Alexander Lynch